Exhibit (d)(3)

Erichton Investments Ltd.
Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416
Road Town, Tortola, British Virgin Islands

October 26, 2014

To:	Cavendish Global Limited Level 1, Exchange House, Primrose Street London EC2A 2EG, England

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), in the form attached hereto as Exhibit A, to be entered into among Cavendish Global Limited, a private limited company incorporated under the laws of England and Wales (“Cavendish Global”), Cavendish Acquisition Corporation, a New Jersey corporation and a wholly owned subsidiary of Cavendish Global (“Cavendish Acquisition”), and Chiquita Brands International, Inc., a New Jersey corporation (the “Company”). This letter agreement is being delivered to Cavendish Global to induce the Company to enter into the Merger Agreement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

Cavendish Global has received a separate equity commitment letter from Burlingtown UK LTD (“Cutrale Investor”), dated as of the date hereof (the “Cutrale Equity Commitment Letter”), wherein Cutrale agrees that at the Acceptance Time, subject to the terms and conditions set forth in its Cutrale Equity Commitment Letter, it will contribute or cause to be contributed to Cavendish Global the amount of equity in cash set forth therein (the “Cutrale Equity Commitment”), which amount shall be used by Cavendish Global to consummate the transactions contemplated by the Merger Agreement.

Subject solely to the satisfaction or waiver of the conditions set forth in Annex A of the Merger Agreement, Erichton Investments Ltd. (“Safra Investor”) agrees that Safra Investor will contribute to Cavendish Global cash in immediately available funds in an amount equal to 50% of the Funding Amount (as defined below) (the “Safra Equity Commitment” and, together with the Cutrale Equity Commitment, each, an “Equity Commitment” and collectively, the “Equity Commitments”). Safra Investor shall contribute such amounts (a) in the case of amounts contributed to fund payments described in clause (ii)(4) of the definition of “Funding Amount”, as and when required, and (b) otherwise, no later than the Acceptance Time and as equity capital or, to the extent permitted by the Company’s indebtedness, as shareholder loans. For purposes of this letter agreement, “Funding Amount” shall mean the lesser of (i) $1 billion and (ii) the sum of (1) the payments made or to be made to acquire all of the Shares, (2) the payments made or to be made in respect of Company Stock Options, Company Restricted Stock and Company RSUs as provided in the Merger Agreement, (3) the aggregate value of all Deferred Share Rights as of the Effective Time, (4) the payments made or to be made to the holders of the Company’s 4.25% Convertible Senior Notes due 2016 and (5) the payments made or to be made for other fees and expenses of Cavendish Global, Cavendish Acquisition and the Company related to the transactions contemplated by the Merger Agreement ((1) through (5), the “Required Payments”).

The proceeds of the Safra Equity Commitment financing will be contributed as set forth in the immediately preceding paragraph, directly or indirectly, by Cavendish Global to Cavendish Acquisition in exchange for equity capital or, to the extent replacing existing indebtedness of the Company, shareholder loans of Cavendish Acquisition and used by Cavendish Acquisition (and, if necessary, made available to the Company) solely to provide a portion of the funds needed to make the Required Payments; provided that any such shareholder loans are permitted by the Company’s remaining indebtedness and are on terms that generally reflect market terms at the time of incurrence or issuance for such type of loans (which, for the avoidance of doubt, do not increase the Company’s interest cost prior to the effective time of the Merger).

All obligations under this letter agreement shall expire automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement pursuant to Section 8.1 of the Merger Agreement and (b) the date that the Company or any of its Affiliates asserts in any litigation or other proceeding any claim against Safra Investor or the Non-Recourse Parties (as defined below) relating to this letter agreement, the Offer Letter, the Merger Agreement or any of the transactions contemplated hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith) other than claims against Safra Investor (and any of its successors and assigns permitted under the Merger Agreement) (i) seeking specific performance of its obligations to contribute equity and fund the Safra Equity Commitment in accordance with the terms hereof, (ii) pursuant to Section 9.14 of the Merger Agreement, and (iii) seeking damages relating to the breach of the representations and warranties of Safra Investor set forth in clauses (a) through (f) of the eighth paragraph of this letter agreement (such claims described in (i) through (iii), collectively, the “Chiquita Claims”). Upon termination of this letter agreement, Safra Investor shall not have any further obligations or liabilities hereunder. The benefits under this letter agreement may not be assigned by Cavendish Global without the prior written consent of Safra Investor, Cutrale Investor and the Company and any attempted assignment in derogation of the foregoing shall be null and void and of no force or effect.

Notwithstanding anything that may be expressed or implied in this letter agreement, each of Cavendish Global and the Company, by its acceptance of the benefits hereof, covenants, agrees and acknowledges for itself and the Company Subsidiaries from time to time (including without limitation after the Closing, the Company and the Company Subsidiaries) that:

(a) no Person other than Safra Investor shall have any obligation hereunder or in connection with the transactions contemplated hereby;

(b) no recourse hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had by Cavendish Global or the Company or any of their respective equity holders against any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate or representative of Safra Investor or any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate, representative or successor or assignee of the foregoing (such persons, collectively, but excluding Safra Investor itself, Cutrale Investor, Cavendish Global and Cavendish Acquisition or any successor thereto, the “Non-Recourse Parties”), whether by the enforcement of any assessment or by any legal or equitable proceedings, or by virtue of any statute, regulation or other applicable law; and

(c) no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Recourse Party, as such, for any obligations of Safra Investor under this letter agreement or in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim based on, in respect of, or by reason of, such obligations or their creation.

The Company is an express third party beneficiary of this letter agreement (subject to the enforcement limitations set forth herein). This letter agreement may only be enforced by (i) Cavendish Global or (ii) the Company, pursuant to the Company’s right to seek specific performance or seek damages with respect to the Chiquita Claims, and no other third party, including Cavendish Global’s creditors (other than the Company, subject to the terms and conditions hereof and the Merger Agreement), or any creditor or shareholder (to the extent within the Company’s effective control) of the Company, shall have any right to enforce this letter agreement or to cause Cavendish Global to enforce this letter agreement. Safra Investor hereby acknowledges and agrees that, and by its acceptance of the benefits hereof, the Company shall be deemed to have acknowledged and agreed that, if and only if the conditions to the contribution of equity and the funding of the Safra Equity Commitment set forth herein are satisfied, the Company may seek specific performance of Safra Investor’s obligation to contribute equity and fund the Safra Equity Commitment, which, for the avoidance of doubt, the Company is entitled to seek without first seeking or obtaining an order of specific performance against Cavendish Global. For the avoidance of doubt, nothing herein shall limit the Company’s right to obtain damages under the Merger Agreement, hereunder or under the other agreements contemplated by the Merger Agreement. This letter agreement shall inure to the benefit of and be binding upon the addressee and Safra Investor and Safra Investor may not assign its obligations hereunder to any other Person;

provided, however, that this letter agreement may not be enforced in whole or in part against Safra Investor without giving effect to the limitations on the obligations of Safra Investor included in this letter agreement. This letter agreement may not be amended or otherwise modified without the prior written consent of Cavendish Global, Safra Investor, Cutrale Investor and the Company. Together with the Offer Letter and the Merger Agreement, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Safra Investor or any of its Affiliates, on the one hand, and Cavendish Global or the Company or any of their respective Affiliates (other than Safra Investor), on the other, with respect to the transactions contemplated hereby.

Safra Investor hereby represents and warrants to Cavendish Global and the Company that (a) it has all corporate power and authority to enter into this letter agreement; (b) the execution and delivery of this letter agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary organizational action by it; (c) this letter agreement has been duly and validly executed and delivered by it and, assuming this letter agreement constitutes the valid and binding agreement of the parties hereto (other than Safra Investor), constitutes the valid and binding agreement of Safra Investor, enforceable against Safra Investor; (d) the execution and delivery by Safra Investor of this letter agreement and the consummation of the transactions contemplated hereby by Safra Investor will not (1) result in any violation or breach of any Contract binding on Safra Investor, (2) conflict with or result in any violation of any provision of the organizational documents of Safra Investor or (3) violate any Laws applicable to Safra Investor; (e) no authorization, consents, approvals or filings with any Governmental Entity is necessary, under applicable Law, for the consummation of the transactions contemplated by this letter agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect; and (f) Safra Investor (1) has deposited $500 million in cash and marketable securities (together with any income, interest, increments and gains thereon, the “Deposited Funds”) in one or more designated accounts (each, a “Deposit Account” and collectively, the “Deposit Accounts”) owned by it at Banque J. Safra Sarasin (Luxembourg) S.A. (the “Depositary”), (2) will maintain free of Liens the Deposited Funds at the Deposit Accounts with the Depositary until this letter agreement is terminated in accordance with its terms, other than Liens that do not impair the ability of Safra Investor to perform its obligations relating to this letter agreement and the Merger Agreement, and (3) has delivered (with copy to the Company) a notice (which notice, by its terms, the Company is entitled to rely upon) to the Depositary that the Safra Investor may not withdraw, even after the termination of this letter agreement in accordance with its terms, any portion of the Deposited Funds from the Deposit Accounts unless the Company is provided with three (3) Business Days’ prior written notice (provided that no such notice to the Company shall be required for a withdrawal for the purpose of satisfying the obligations of Safra Investor at the Acceptance Time relating to this letter agreement and the Merger Agreement).

This letter agreement shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

All actions and proceedings arising out of or relating to this letter agreement shall be heard and determined exclusively in (i) the United States District Court for the Southern District of New York or (ii) if the United States District Court for the Southern District of New York does not have (and accept) jurisdiction over any action or proceeding, any New York state court sitting in the County, City and State of New York or (iii) in each case any appellate court therefrom. The parties hereto hereby (a) submit to the exclusive jurisdiction of the above-named courts for the purpose of any action arising out of or relating to this letter agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of any of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper or that this letter agreement or the transactions may not be enforced in or by any of the above-named courts. Each of the parties hereto agrees that it will not bring or support any action or proceeding described in this paragraph other than in the above-named courts. Safra Investor consents to service of process being made to Cavendish Acquisition Corporation at 830 Bear Tavern Road, West Trenton, New Jersey 08628.

THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS LETTER AGREEMENT.

This letter agreement shall be treated as confidential and is being provided to Cavendish Global solely in connection with the Offer, the Merger Agreement and the transactions contemplated thereby and may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of Safra Investor; provided, however, that (x) this letter agreement may be provided to the Company (so long as the Company agrees to keep, and agrees to cause its Affiliates and representatives to keep, this letter agreement confidential on terms that are substantially identical to the terms contained in this sentence) and (y) the Company may disclose this letter agreement to (i) its Affiliates and representatives, (ii) to the extent required by Law or the applicable rules of any national securities exchange or in connection with any U.S. Securities and Exchange Commission filings relating to the transactions contemplated by the Merger Agreement; and (iii) in connection with any litigation relating to the Offer Letter, the Merger Agreement and the transactions contemplated thereby.

This letter agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Signature Pages Follow]

Very truly yours,

ERICHTON INVESTMENTS LTD.

By:	/s/ Daniel Wainberg Name: Daniel Wainberg Title: Director
By:	/s/ Fernando Batista Name: Fernando Batista Title: Director

Accepted and agreed to
as of the date first set above:

CAVENDISH GLOBAL LIMITED

By:	/s/ Graziela Cutrale Name: Graziela Cutrale Title: Director
By:	/s/ Daniel Wainberg Name: Daniel Wainberg Title: Director

[Safra Equity Commitment Letter Signature Page]

Exhibit A

Merger Agreement

[intentionally omitted]